

Via fax (916) 575-8302

June 29, 2010

Michael McNamara
Chief Executive Office
Flextronics International LTD.
2 Changi South Lane
Singapore, 486123

>   **Re: Flextronics International LTD.**
>   **Form 10-K for the Fiscal Year Ended March 31, 2010**
>   **Filed May 24, 2010**
>   **File No. 000-23354**

Dear Mr. McNamara:

We have reviewed the above-referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended March 31, 2010

Item 1. Business

General

1.   We note your Risk Factor disclosure regarding the impact of component shortages on your results during the second half of fiscal year 2010, and that you "expect the challenging supply environment will persist during at least the first and possibly the second quarters of the [next] fiscal year." We further note a brief

mention of such shortages in your discussion of changes in gross profit in Management's Discussion and Analysis and the emphasis placed on the impact of component shortages by both management and analysts during your earnings call on April 27, 2010 (though we recognize your CEO stated that management "[doesn't] think it's going to affect [the company's] numbers very significantly") and your presentation at the JPMorgan Technology, Media and Telecom Conference on May 17, 2010. Given the importance of raw materials to Flextronics, which includes components as discussed above, it is unclear to us why you have not provided any disclosure in accordance with Item 101(c)(1)(iii) of Regulation S-K. Please advise.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 29

2.   Your Overview appears to be more in the nature of a business description and summary of certain financial results than a balanced, executive-level discussion that identifies the most important themes or other significant matters with which management is primarily concerned in evaluating the company's financial condition and operating results (e.g., the cash conversion cycle.). Please consider expanding this section to address, for instance, more of the material operational risks and challenges facing you and how management is dealing with these issues both on a short-term and long-term basis. In this regard, we note your brief discussion of the macroeconomic environment's negative impact on customer demand and customer credit risk. We refer to Section III.A of SEC Release No. 33-8350.

Results of Operations, page 35

3.   We note that the company recognized restructuring charges during each of the last three fiscal years. Tell us your consideration to include in Management's Discussion and Analysis both a quantitative and qualitative discussion of the expected effects on future earnings and cash flows resulting from these exit plans, including the initial period in which such effects are expected to be realized. Also, to the extent that actual savings anticipated by these exit plans are not achieved as expected or are achieved in periods other than expected, tell us how you considered including a discussion of the reasons for such outcome and the likely effects on future operating results and liquidity. We refer you to SAB Topic 5P.4.

4.   We note within your discussion of results of operations that there are instances where two or more sources of a material change have been identified, but the source that contributed to the change was not quantified. For example, please refer to disclosure (i) on page 36 addressing the increase in gross margin during fiscal year 2010 and (ii) on page 37 addressing the changes in selling, general and

administrative expenses during fiscal year 2010 and 2009. We further note our prior comment 11 in our comment letter dated August 29, 2008, in response to which you undertook in future filings to "separately disclose factors that had a material contribution to the fluctuation if it is practical to quantify the associated amounts." In view of the foregoing and pursuant to Section III.D of SEC Release 33-6835, please tell us how you have considered quantifying each source that contributed to a material change and offsetting factors in your results of operations discussion, particularly with respect to net sales, gross profit and selling, general and administrative expenses.

Liquidity and Capital Resources, page 40

5.   We note that your accounts receivable and inventory balances have not changed significantly, while your revenues and cost of sales have decreased over 20% during the fiscal year ended 2010. Also, we note that in your April 27, 2010 earnings conference call, you discussed days sales outstanding (DSO), inventory turns and inventory day levels. Tell us how you considered providing an analysis of days sales outstanding, inventory turns and inventory day levels in Management's Discussion and Analysis, for each period presented. Refer to Item 303(a)(1) of Regulation S-K.

Notes to the Consolidated Financial Statements

Note 6 – Trade Receivable Securitization, page 75

6.   We note that effective April 1, 2010 you adopted ASU 2009-16 and ASU 2009-1, which will impact the accounting for your securitization programs and factored receivables. We further note you amended the North American asset-backed securitization program and the accounts receivable factoring program in fiscal 2011 such that the sales of accounts receivables from these programs will continue to be removed from the balance sheet. Please describe the nature and terms of such amendments and tell us how these revisions impacted your accounting pursuant to ASC 860-10. In addition, you indicate that for the North American program, a portion of the receivables will be paid by two commercial paper conduits in cash and the balance will be paid in the form of a deferred purchase price receivable. Explain further the "deferred purchase price receivable." Tell us why you have structured the payment terms in this manner and tell us whether any of the parties involved are related parties. Also, tell us how you determined that transfers under this program qualify for sale accounting pursuant to ASC 860-10-40-4 and 40-5.

7.   In addition, we note you are currently investigating alternative structures to amend or replace the Global asset-backed securitization program such that sales of accounts receivable under this program will continue to be removed from the balance sheet. Tell us of the status of such changes, if any.

Note 14. Segment Reporting, page 89

8.   We note that you conduct your business in various markets, which include (1) infrastructure, (2) mobile communication devices, (3) computing, (4) consumer digital devices, (5) industrial, (6) automotive and (7) medical. We further note your discussion of the results and outlook for each of your market segments and business units in your April 28, 2010 earnings call transcripts. Please explain further how you determined that you have one operating segment pursuant to ASC 280-10-50.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide, a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Robert Benton, Staff Accountant, at (202) 551-3804 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Courtney Haseley, Staff Attorney, at (202) 551-3548 or Barbara Jacobs, Assistant Director, at (202) 551-3730. If you need further assistance, you may contact me at (202) 551-3499.

                                                Sincerely,

                                                Kathleen Collins
                                                Accounting Branch Chief